

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Jeff Tuder
Chief Executive Officer
Concord Acquisition Corp III
477 Madison Avenue, 22nd Floor
New York, New York 10022

> **Re: Concord Acquisition Corp III**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 11, 2024**
> **File No. 333-275522**

Dear Jeff Tuder:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4

U.S. Federal Income Tax Considerations of the Conversion to the Holders of Concord III..., page 104

1.   We note your response to comment 19. Please revise your disclosure in the proxy statement/prospectus to clearly state that the disclosure is the opinion of named counsel.

General

2.   We note your Form 8-K filed on January 25, 2024 stating that you received a notification from the New York Stock Exchange informing you that, because the number of public stockholders is less than 300, you are not in compliance with Section 802.01B of the NYSE Listed Company Manual. Please revise to disclose this notice in the proxy statement/prospectus.

Jeff Tuder
Concord Acquisition Corp III
January 25, 2024
Page 2

        Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing